UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 3, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 3 FEBRUARY 2009

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the results of the extraordinary general meeting of the Company (the “Meeting”) held in Shanghai, the People’s Republic of China (the “PRC”) on Tuesday, 3 February 2009.

Reference is made to the notice of the Meeting dated 16 December 2008 (the “Notice”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE MEETING

The Meeting was held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC on Tuesday, 3 February 2009. Shareholders representing 3,056,151,182 shares of the Company were present, in person or by proxy, at the Meeting. The Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association. No shareholder of the Company was required to vote only against any of the resolutions proposed at the Meeting.

Each resolution proposed for approval at the Meeting was taken by poll. Hong Kong Registrars Limited, the registrar of the Company’s H Shares, was appointed as the scrutineer for the purpose of vote-taking at the Meeting. The resolutions set out below are in the same order and correspond to those set out in the Notice. The poll results in respect of the resolutions proposed for approval at the Meeting were set out as follows:

Total number of shares represented by vote (Approximate % *)
		For	Against
ORDINARY RESOLUTIONS
1.	To pass the Ordinary Resolution No. 1 as set out in the Notice.	3,056,047,398 (99.9966%)	101,776 (0.0033%)
2.	To pass the Ordinary Resolution No. 2 as set out in the Notice.	3,056,047,398 (99.9966%)	101,776 (0.0033%)
3.	To pass the Ordinary Resolution No. 3 as set out in the Notice.	3,055,843,398 (99.9899%)	305,776 (0.0100%)
4.	To pass the Ordinary Resolution No. 4 as set out in the Notice.	3,055,838,398 (99.9898%)	310,776 (0.0102%)

*	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(President, Director)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
3 February 2009